UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)
For the fiscal year ended September 30, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)
For the transition period from                      to
Commission file number 0-23340

ROCK-TENN COMPANY
1993 EMPLOYEE STOCK PURCHASE PLAN
(Full title of the plan and the address of the plan, if different from that of the issuer named below)
ROCK-TENN COMPANY
504 Thrasher Street, Norcross, Georgia 30071
(Name of the issuer of the securities held pursuant to the plan and address of its principal executive offices)

ROCK-TENN COMPANY
INDEX TO FORM 11-K

Page
Reference
Financial Statements	3

Exhibits	10

Exhibit Index	12
EX-23.1 CONSENT OF CHERRY, BEKAERT & HOLLAND, L.L.P.

ROCK-TENN COMPANY
1993 EMPLOYEE STOCK PURCHASE PLAN
FINANCIAL STATEMENTS
Statements of Financial Condition as of September 30, 2006 and 2005 and
Statements of Changes in Plan Equity for the three
Years ended September 30, 2006
with
Report of Independent Registered Public Accounting Firm

ROCK-TENN COMPANY
1993 EMPLOYEE STOCK PURCHASE PLAN

Report of Independent Registered Public Accounting Firm
Compensation Committee of the Board of Directors
Rock-Tenn Company
We have audited the accompanying statements of financial condition of the Rock-Tenn Company 1993 Employee Stock Purchase Plan (the “Plan”) as of September 30, 2006 and 2005 and the related statements of changes in plan equity for the years ended September 30, 2006, 2005 and 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan at September 30, 2006 and 2005 and the changes in plan equity for the years ended September 30, 2006, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.
CHERRY, BEKAERT & HOLLAND, L.L.P.
Atlanta, Georgia
December 15, 2006

ROCK-TENN COMPANY
1993 EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF FINANCIAL CONDITION

	September 30,
	2006	2005
Assets
Receivable from Rock-Tenn Company — (Notes 1 and 2)	$705,348	$724,097

TOTAL ASSETS	$705,348	$724,097

Liabilities and Equity
Obligations to purchase Rock-Tenn Company common stock — (Notes 1 and 2)	$705,348	$724,097
Plan equity	—	—

TOTAL LIABILITIES AND EQUITY	$705,348	$724,097

See notes to financial statements.

ROCK-TENN COMPANY
1993 EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF CHANGES IN PLAN EQUITY

	Years Ended September 30,
	2006	2005	2004
Plan equity at beginning of year	$—	$—	$—

Participant contributions	4,008,212	3,817,123	3,822,153

Purchases of Rock-Tenn Company common stock – Note 1	(3,986,609)	(3,677,236)	(3,788,288)

Amounts refunded to Plan participants	(21,603)	(139,887)	(33,865)

Plan equity at end of year	$—	$—	$—

See notes to financial statements.

ROCK-TENN COMPANY
1993 EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF THE PLAN
In 1993, the Board of Directors of Rock-Tenn Company (the “Company”) adopted the Rock-Tenn Company 1993 Employee Stock Purchase Plan (the “Plan”). The Plan took effect on January 1, 1994. On October 23, 1997, the Company’s Board of Directors voted to amend and restate the Plan, thereby increasing the number of shares reserved for purchase under the Plan to 1,320,000. The amended and restated Rock-Tenn Company 1993 Employee Stock Purchase Plan was approved by Rock-Tenn Company shareholders on January 22, 1998. Effective November 1, 2000, Amendment Number One increased the number of shares reserved for purchase under the Plan to 2,320,000. Effective January 1, 2004, Amendment Number Two added 1,000,000 shares of stock to the number of shares then available under this Plan.
On December 6, 2006 the Compensation Committee of the Company’s Board of Directors resolved to add 1,000,000 shares of Class A Common Stock of the Company to be available under the Plan. This resolution will be submitted for vote to the shareholders of the Company.
The Plan permits eligible employees to make regular, systematic purchases of the Company’s Class A common stock directly from the Company through payroll deductions. Prior to May 1, 2005, substantially all regular, full-time employees of the Company and its subsidiaries were eligible to participate in the Plan upon completion of at least two years of employment as defined by the Plan. Effective May 1, 2005, Amendment Number Four to the Plan reduced to 20 months the amount of regular full-time employment necessary to be eligible to participate in the Plan. Voluntary employee contributions are deducted from participants’ compensation each pay period and are held for the participants’ accounts. All funds held by the Company under the Plan are included in the general assets of the Company.
Prior to May 1, 2005, on the first day of each of the four purchase periods (November 1, February 1, May 1 and August 1), participants in the Plan were granted an option to purchase shares of the Company’s Class A common stock. Effective May 1, 2005, Amendment Number Four granted participants the option to purchase shares of the Company’s Class A common stock on the last day of the purchase periods (January 31, April 30, July 31 and October 31). On the last day of each purchase period, the Company uses participant contributions, net of refunds, to purchase shares of the Company’s Class A common stock for each participant. Contributions that exceed the Plan provisions or the Internal Revenue Code of 1986 limits are refunded to participants. Prior to May 1, 2005 the purchase price per share to the participant was equal to 85% of the market value, as defined in the plan, of the Company’s Class A Common stock on the first or last day of the purchase period, whichever was lower. Effective May 1, 2005, Amendment Number Three to the Plan changed the calculation of the purchase price such that, the purchase price per share to the participant is equal to 85% of the market value, as defined, of the Company’s Class A common stock on the last day of the purchase period. For the purchase periods ending October 31, 2005, January 31, 2006, April 30, 2006 and July 31, 2006, a total of 315,640 shares of the Company’s Class A Common stock was purchased for Plan participants. For the purchase periods ending October 31, 2004, January 31, 2005, April 30, 2005, and July 31, 2005, a total of 347,251 shares of the Company’s Class A common stock was purchased for Plan participants. For the purchase periods ending October 31, 2003, January 31, 2004 April 30, 2004 and July 31, 2004 a total of 289,032 shares of the Company’s Class A common stock was purchased for Plan participants. Stock certificates for all shares of the Company’s Class A Common Stock purchased under the Plan are issued to participants at the end of each purchase period.
Participants may terminate contributions and withdraw from the Plan at any time. Even though there are no current intentions to do so, the Board of Directors can terminate the Plan at any time. Stock purchase transactions in process at the time of such termination cannot be modified or canceled without the written consent of the participants.

ROCK-TENN COMPANY
1993 EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates that affect the reported amounts of plan assets and liabilities and to disclose any contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in plan equity during the reporting period. Actual results could differ from those estimates, and the differences could be material.
Plan Administration
The Plan is administered by the Compensation Committee of the Company’s Board of Directors, which consists of three outside directors.
Plan Expenses
The Company pays for the Plan’s administrative expenses.
NOTE 3 — FEDERAL INCOME TAXES
The Plan qualifies as an Employee Stock Purchase Plan under Section 423 of the Internal Revenue Code of 1986. Issuance of shares under this Plan are not intended to result in taxable income to participants in the Plan based on provisions in Section 423 of the Internal Revenue Code.

EXHIBITS
     See separate Exhibit Index attached hereto and incorporated herein.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ROCK-TENN COMPANY
Dated: December 20, 2006	By:	/s/ Steven C. Voorhees
Steven C. Voorhees
Executive Vice President & Chief Financial Officer (Principal Financial Officer, Chief Accounting Officer and duly authorized officer)

INDEX TO EXHIBITS

Exhibit
Number	Description of Exhibits
23.1	Consent of Cherry, Bekaert & Holland, L.L.P.